Mail Stop 4561

December 4, 2009

Don H. Liu
Senior Vice President, General Counsel and Secretary
Xerox Corporation
45 Glover Avenue
P.O. Box 4505
Norwalk, Connecticut 06856-4505

> **Re:** **Xerox Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 24, 2009**
> **File No. 333-162639**

Dear Mr. Liu:

We have reviewed your amended Form S-4 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, all references to prior comments refer to our letter dated November 19, 2009.

The Merger

Opinion of Financial Advisor to the Strategic Transaction Committee, page 87

1. In response to prior comment 5, you state that "Evercore did not view the additional merger consideration [to the Class B stockholder] to be of a nature or magnitude that would alter Evercore's conclusion as to the fairness, from a financial point of view, of the Class A merger consideration to the holders of shares of ACS Class A Common Stock," but we note that you do not disclose whether Evercore determined that the Class A merger consideration was fair relative to the merger consideration being received by the holder of Class B common stock. Please advise.

2. We note your revised disclosure in response to comment 6 that "Evercore identified and analyzed a group of 28 merger and acquisition transactions that were announced between 2003 and 2009 involving the acquisition of IT services and BPO companies that it deemed appropriate in analyzing the merger." Please explain how Evercore determined that these transactions were "deemed appropriate" in analyzing the merger. Discuss whether objective criteria were used. If not, please discuss the subjective factors considered in selecting these transactions.

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If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via facsimile: (212) 455-2502
        Mario Ponce, Esq.
        Simpson Thacher & Bartlett LLP